UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Arbitration Award

We, LDK Solar Co., Ltd., have announced that the China International Economic and Trade Arbitration Commission stated that the wafer supply contracts entered into in October 2007 and June 2008 between us, Canadian Solar and its China-based subsidiary were valid and effective through their respective term under the terms and conditions related to quantities and prices as set forth therein. On December 12, 2012, the China International Economic and Trade Arbitration Commission stated that by virtue of the arbitration proceedings, Canadian Solar shall pay us an amount of approximately RMB248.9 million, including RMB60 million as deposit, RMB188.9 million in cash to compensate us for our loss of profitability, and approximately RMB2 million to cover the arbitral fees accrued as a result of this proceeding.

Our press release issued on December 13, 2012 is attached hereto as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: December 13, 2012

Exhibit 99.2

LDK Solar Announces Arbitration Award

Xinyu City, China and Sunnyvale, California, December 13, 2012 – LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic products, today announced that the China International Economic and Trade Arbitration Commission (CIETAC) stated that the wafer supply contracts entered into in October 2007 and June 2008 between LDK Solar and Canadian Solar (CSI) and its China-based subsidiary affiliate are valid and effective through the duration and at terms and conditions related to quantities and prices set forth therein.

On December 12, 2012 CIETAC stated that by virtue of the arbitration proceedings CSI shall pay to LDK Solar an amount of approximately RMB 248.9 million, including RMB 60 million paid as a deposit and additional cash of RMB 188.9 million, to compensate LDK Solar for the loss of profitability as well as approximately an additional RMB 2 million to cover arbitral fees accrued as a result of this proceeding.

“We are pleased to receive this award after entering into this arbitration proceeding more than two years ago,” stated Xingxue Tong, President and CEO of LDK Solar. “LDK Solar is committed to innovation, quality, and customer service. Our philosophy is to invest in building our manufacturing capacity to the right size for our valued customers. Regretfully, underperforming supply contracts contributed to our lower-than-expected plant utilization ratio. We strive to offer the best products and services to our customers so that together we can overcome the current global industry challenges,” concluded Mr. Tong.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801

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